                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                   FORM 11K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
  For the fiscal year ended December 31, 1999

        OR

  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
          For the transition period from             to

Commission file number   33-75622

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        SAVINGS PLAN FOR THE EMPLOYEES
                           OF ALBEMARLE CORPORATION

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Albemarle Corporation
                            330 South Fourth Street
                                 P.O. Box 1335
                           Richmond, Virginia 23210

                             REQUIRED INFORMATION

See Appendix 1.



                                  SIGNATURES

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF
ALBEMARLE CORPORATION


                                        BY:     s\ Charles B. Walker
                                                --------------------
                                                Charles B. Walker
                                                Chairman of the Savings Plan
                                                     Committee

Dated: June 27, 2000

                                                                     Appendix 1.






                       SAVINGS PLAN FOR THE EMPLOYEES OF
                             ALBEMARLE CORPORATION
                                 ANNUAL REPORT
                          DECEMBER 31, 1999 AND 1998

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
 INDEX OF FINANCIAL STATEMENTS AND SCHEDULES



 	 	 	 	 	 	 	 	 	Page

Report of Independent Accountants                                         2

Financial Statements:

   Statement of Assets Available for Benefits at December 31,
        1999 and 1998                                                     3

   Statement of Changes in Assets Available for Benefits for the
        Year Ended December 31, 1999                                      4

   Notes to Financial Statements                                       5-10

Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes                       11

   Schedule of Investment Assets Both Acquired and Disposed of
        Within the Plan Year                                              *

   Nonexempt Transactions                                                 *

   Schedule of Loans or Fixed Income Obligations in Default or
        Classified as Uncollectible                                       *

   Schedule of Leases in Default or Classified as Uncollectible           *

   Schedule of Reportable Transactions                                    *



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and
   Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

Report of Independent Accountants


To the Administrator of the
Savings Plan for the Employees of Albemarle Corporation:

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Savings Plan for the Employees of Albemarle Corporation (the "Plan") at December 31, 1999 and 1998, and the changes in assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Richmond, Virginia
June 2, 2000

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
December 31, 1999 and 1998
(in US dollars)

                                                              1999                                         1998
                                           ----------------------------------------     ----------------------------------------
                                            Participant  NonParticipant                  Participant   NonParticipant
                                              Directed     Directed         Total          Directed      Directed        Total

Assets:
   Cash                                    $    579,483  $     27,125  $    606,608     $    274,188  $          -  $    274,188
   Investments at fair value(see Note 3)    194,519,364    37,600,083   232,119,447      198,591,985    43,637,026   242,229,011
   Receivables:
     Employer contributions                           -        24,383        24,383                -        24,159        24,159
     Employee contributions                      56,161             -        56,161           52,700             -        52,700
     Dividends and interest                      41,196             -        41,196           24,158             -        24,158
     Other                                        8,857             -         8,857            7,929             -         7,929
                                           ------------  ------------  ------------     ------------  ------------  ------------
          Assets available for benefits    $195,205,061  $ 37,651,591  $232,856,652     $198,950,960  $ 43,661,185  $242,612,145
                                           ============  ============  ============     ============  ============  ============


The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 1999
(in US dollars)

                                                              Participant    NonParticipant
                                                               Directed        Directed          Total
Additions:
  Dividends and interest                                     $  6,373,570    $    750,436    $  7,124,006
  Employee contributions(see Note 2)                           11,413,572               -      11,413,572
  Employer contributions(see Note 3)                                    -       5,141,888       5,141,888
  Other                                                            33,982               -          33,982
                                                             ------------    ------------    ------------
        Total additions                                        17,821,124       5,892,324      23,713,448
                                                             ============    ============    ============
Deductions:
  Benefit payments                                             21,937,525       2,271,582      24,209,107
  Net depreciation in fair value of investments(see Note 3)       581,407       8,654,060       9,235,467
  Administration expenses                                          24,367               -          24,367
                                                             ------------    ------------    ------------
        Total deductions                                       22,543,299      10,925,642      33,468,941
                                                             ------------    ------------    ------------
        Net decrease                                           (4,772,175)     (5,033,318)     (9,755,493)

  Transfers                                                       976,276        (976,276)              -

  Assets available for benefits, beginning of year            198,950,960      43,661,185     242,612,145
                                                             ------------    ------------    ------------
        Assets available for benefits, end of year           $195,205,061    $ 37,651,591    $232,856,652
                                                             ============    ============    ============

The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS


 1.   Summary of Significant Accounting Policies:

        General:

        The accompanying financial statements of the Savings Plan For The Employees Of Albemarle Corporation (the "Plan") have been prepared in conformity with generally accepted accounting principles.

        Accounting Estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of changes in assets available for plan benefits during the reporting periods. Actual results could differ from those estimates.

        Risks and Uncertainties:

        The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of assets available for benefits and the statement of changes in assets available for benefits.

        New Accounting Pronouncement:

        On August 25, 1999, the Financial Accounting Standards Board approved for issuance Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (the "SOP"). This SOP became effective for years ending after December 15, 1999. The Plan has adopted the provisions of the SOP in presenting the accompanying 1999 and 1998 financial statements. The primary effect of this SOP on the accompanying financial statements is the elimination of the presentation of separate transactions and balances by investment option for participant-directed investments. The December 31, 1998 statement of assets available for benefits has been reclassified to conform to the 1999 presentation.

        Securities Valuation:

        Investments are stated at values determined as follows:

        Common stocks                     - last published sale price on the New
                                            York Stock Exchange

        Mutual funds and Equity
          Index Trust                     - quoted market value

        Retirement Preservation Trust     - Investments in Guaranteed Insurance
                                            Contracts ("GIC's") and Bank
                                            Investment Contracts ("BIC's") with
                                            benefit responsive features are
                                            carried at cost plus accrued
                                            interest ("contract value"). Money
                                            market instruments and US Government
                                            agency obligations are valued at
                                            amortized cost.

        Loans to participants             - balances due which approximate fair
                                            value

        Securities Transactions and Related Investment Income:

        Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Plan presents in the statement of changes in assets available for benefits the "net depreciation in fair value of investments" which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant's account balance.



2.	Description of Plan:

        a. General: The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Merrill Lynch served as the Plan's trustee for the year ended December 31, 1999. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement which is available at the main office of the Plan administrator at 451 Florida Street, Baton Rouge, Louisiana 70801.

2.	Description of Plan, continued:

        b. Contributions: Participants in the Plan make pre-tax and/or after-tax contributions as defined in the Plan document limited to a percentage of their base salaries. Albemarle makes a matching contribution to the Plan equal to fifty percent (50%) of the first ten percent (10%) of each participant's contribution. Contributions made by Albemarle are invested in the Albemarle Corporation Common Stock Fund which contains both participant and nonparticipant directed balances. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan allows non-highly compensated participants, as defined by the Plan document, to make a pre-tax or after-tax election percentage raging from a minimum of one percent (1%) to a maximum of fifteen percent (15%) to be contributed into the Plan.

        c. Vesting:  Participant contributions are 100% vested at all times.
           In the event employment is terminated as a result of attaining normal retirement age, electing retirement under the terms of the Company's defined benefit pension plan, total and permanent disability, or death, or in the event the Plan is terminated, participants will have a 100% vested interest in that portion of their account which represents employer contributions. If termination of employment is the result of other reasons, vesting in employer contributions is based on years of service, as follows: 60% for three years of service, 80% for four years of service, and 100% for five or more years of service.

        d. Investment options: The Plan consists of ten active funds and two inactive funds. The active funds are as follows:

                - Albemarle Corporation Common Stock Fund, invested in common stock of Albemarle.

                - Merrill Lynch Retirement Preservation Trust, a collective trust maintained by Merrill Lynch Trust Company of America and invested primarily in a broadly diversified portfolio of GIC's and BIC's, synthetic GIC's and separate accounts in obligations of U.S. government and U.S. government agency securities, and in high-quality money market securities.

                - PIMCO Total Return Fund, invested in shares of a registered investment company that invests in a diversified portfolio of fixed income securities of varying maturities, including some high-yield and foreign fixed income securities.

                - Merrill Lynch Capital Fund, Inc., invested in shares of a registered investment company that invests in domestic and/or foreign equity, debt, and convertible securities.

                - Merrill Lynch Equity Index Trust, a collective trust
                  maintained by Merrill Lynch Trust Company of America indexed to the S&P 500 Index and invested in a portfolio of equity securities designed to substantially match the S&P 500 index.

2.	Description of Plan, continued:

                - Davis New York Venture Fund, Inc. invested in shares of a registered investment company that invests primarily in common stocks or convertible securities of companies with a market capitalization of at least $250 million. Cash or fixed-income securities may also be included in the portfolio.

                - Alliance Premier Growth Fund, invested in shares of a
                  registered investment company that invests primarily in equity securities of a limited number of carefully selected, large capitalization companies.

                - Merrill Lynch Growth Fund, invested in shares of a registered investment company that invests in equity securities considered undervalued compared to market averages or the company's historic values.

                - Franklin Small Cap Growth Fund, invested in shares of a
                  registered investment company that invests primarily in equity securities of companies which have market capitalizations of less than $1 billion at the time of investment.

                - Ivy International Fund, invested in shares of a registered investment company that invests primarily in equity securities traded in European, Pacific Basin and Latin American markets.

           Inactive funds are the Tredegar Corporation Common Stock Fund, which invested in common stock of Tredegar Corporation, and the Ethyl Corporation Common Stock Fund, which invested in common stock of Ethyl Corporation.

           Participants currently in the Plan may select a program for investment in any of the ten active funds, or in any combination thereof. Participants may not contribute to the two inactive funds nor transfer funds from other options into those funds; however, dividends earned are reinvested in the inactive funds. Transfers may be made between active funds and out of the inactive funds. In addition, participants have a one-time election to transfer the Company's contributions from the Albemarle Corporation Common Stock fund to other active funds during the course of their employment.

        e. Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan fund. Loan terms range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus one percent on the last day of the quarter. The interest rate as of December 31, 1999 and 1998, was 9.25% and 8.75%, respectively. Principal and interest is paid ratably through payroll deductions.

2.	Description of Plan, continued:

        f. Payment of benefits: Benefits are recorded when paid. Employees become fully vested in the Company's matching contribution after completing five years of service. Employees are considered partially vested if they have completed from three to five years of service. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan.

        g. Forfeitures: Employees who leave Albemarle before becoming fully vested in Albemarle contributions forfeit the value of their nonvested account. Forfeitures during a plan year serve to reduce required Company contributions and are reflected in the statement of changes in assets available for benefits with fund information in the year in which the forfeitures are applied to Albemarle's contribution. For the year ended December 31, 1999, $39,728 of forfeitures became available and will be used as a reduction of required Company contributions for the 2000 plan year.


3.      Investments:

        The following table presents investments held at year-end that represent five percent (5%) or more of assets available for benefits:

                                                     1999             1998

        Albemarle Corporation common stock       $80,379,900*     $96,569,689*

        Merrill Lynch Equity Index Trust 1        53,061,082       46,551,220

        Merrill Lynch Retirement Preservation
             Trust                                36,396,719       37,691,936

        Tredegar Corporation common stock                          12,500,550

        Ethyl Corporation common stock                             12,788,184


     * Nonparticipant-directed totals $37,600,083 and $43,637,026 for 1999 and 1998, respectively.


     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $9,235,467 as follows:

        Common stock                                             $(23,512,178)
        Mutual Funds and Equity Index Trust                        14,276,711
                                                                 -------------
                                                                 $ (9,235,467)
                                                                 =============

4.      Federal Income Taxes:

        The Internal Revenue Service advised the plan administrator on July 10, 1995, that the Plan constitutes a qualified trust under Section 401 of the Internal Revenue Code (the "Code") and is therefore exempt from federal income taxes. The Plan has been amended since July 10, 1995, and was restated effective November 1, 1997. Currently the U.S. Treasury Department has not reviewed these new amendments. However, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made by them and on their behalf by Albemarle or for investment income received on such investments.


5.      Administration Expenses:

        Expenses of the Trustee in administering the Plan are paid from Plan assets, while certain recordkeeping fees and other administrative charges are borne by Albemarle.


6.      Plan Termination:

        Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in the Company's matching account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.



 7.     Related Party Transactions:

        Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the trustee of the Plan. Participants have the option of investing in Albemarle common stock.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1999
(in US dollars)



(a)                   (b)                                           (c)                                     (d)            (e)
                   Identity                                      Description                              Cost of        Current
                                                                                                         Each Item        Value*
--- --------------------------------------   ------------------------------------------------------    ------------  ------------
**  Merrill Lynch Retirement Preservation    Collective trust invested in GIC's, BIC's, obligations    $          -  $ 36,396,719
                                             of U.S. Gov't and U.S. Gov't agencies and high quality
                                             money market securities

    PIMCO Total Return Fund                  Mutual fund that invests in fixed income securities                  -     5,767,917

**  Merrill Lynch Capital Fund, Inc.         Mutual fund that invests in equity, debt and                         -     9,403,866
                                             convertible securities

**  Merrill Lynch Equity Index Trust         Collective trust indexed to the S&P 500 Index                        -    53,061,082

    Davis New York Venture Fund, Inc.        Mutual fund that invests in companies with at least                  -     5,370,810
                                             $250 million in market capitalization

    Alliance Premier Growth Fund             Mutual fund that invests in selected equity securities               -    10,916,791
                                             of large capitalized companies

**  Merrill Lynch Growth Fund                Mutual fund that invests in securities which are                     -     1,833,571
                                             considered undervalued

    Franklin Small Cap Growth Fund           Mutual fund that invests in companies with less than                 -     7,129,718
                                             $1 billion in market capitalization

    Ivy International Fund                   Mutual fund that invests in international equity                     -     1,501,955
                                             securities

**  Albemarle Corporation common stock       $.01 par value, 4,189,290 shares                            65,066,672    80,379,900

    Ethyl Corporation common stock           $1.00 par value, 2,058,828 shares                                    -     7,205,898

    Tredegar Corporation common stock        No par value, 502,287 shares                                         -    10,390,807

    Loan fund                                Terms from 1-5 years with interest rate of prime plus                -     2,760,412
                                             1 percent, 9.25% at December 31, 1999
                                                                                                                     ------------
           Total plan investments                                                                                    $232,119,446
                                                                                                                     ============

 * See Note 1 of Notes to Financial Statements
** Denotes a party-in-interest to the Plan

Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S8 (No. 3375622) of Albemarle Corporation of our report dated June 2, 2000 relating to the financial statements of the Savings Plan for the Employees of Albemarle Corporation, which appears in this Form 11K.




PricewaterhouseCoopers LLP

Richmond, Virginia
June 2, 2000